QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003

PETROLEOS DE VENEZUELA, S.A.
(Exact Name of Registrant as Specified in its Charter)

VENEZUELAN NATIONAL PETROLEUM COMPANY
(Translation of Registrant's Name into English)

Avenida Libertador
La Campiña, Apdo. 169
Caracas 1010-A, Venezuela
(Address of Principal Executive Offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

Caracas, June 30, 2003

PDVSA files Notification of Late Filings;
Audited Financial Statements of PDVSA Finance for 2002 completed

        Petróleos de Venezuela, S.A. (PDVSA) announced today that PDVSA Finance Ltd.'s audited financial statements for the year ended December 31, 2002 have been completed and furnished to the trustee for its outstanding bonds and to the U.S. Securities and Exchange Commission (SEC) on Form 6-K. PDVSA's U.S. subsidiaries, Citgo Petroleum Corporation and PDV America Inc., filed their annual reports on Form 10-K for 2002 with the SEC, on a timely basis, in March 2003.

        PDVSA also announced today that it has filed with the SEC Notification of Late Filings on Form 12b-25 with respect to the annual reports on Form 20-F for PDVSA and its subsidiaries, PDVSA Finance Ltd. and Propernyn B.V. In its filings, PDVSA stated that it is not able to file its annual report on Form 20-F within the prescribed time period due to a work stoppage of its operations during December 2002 and January 2003, resulting in a 45% reduction in the number of PDVSA employees between December 2002 and the end of the first quarter of 2003, from approximately 40,000 employees to 22,000 employees, respectively. Also affected by the work stoppage were PDVSA's financial and computer systems in Venezuela. As a result of the work stoppage and the resulting loss of personnel assigned to the financial control function, PDVSA and PDVSA Finance Ltd. implemented alternative control systems. Most of PDVSA's financial and computer systems started to operate on a progressive basis from February 2003.

        As a result of the disruption, PDVSA could not begin the process of closing its year-end accounting records until May 2003. Historically, PDVSA began closing its year-end accounting records in January. PDVSA hired and trained new personnel and managerial positions were reassigned to new managers. Consequently, additional time was required to complete PDVSA's financial statements and to prepare the annual reports on Form 20-F for PDVSA, PDVSA Finance Ltd. and Propernyn B.V. This also delayed PDVSA's external auditors commencing the final phase of the audit of the company's financial statements.

        As part of the financial systems recovery process, the activities of the Department of Internal Control were reestablished, both in the operational areas and at the headquarters. The Department of Internal Control implemented alternative procedures in the interim and is in the process of reestablishing internal control systems previously disrupted during the work stoppage. Currently, the Department of Internal Control constantly monitors adherence to the operational and financial standards of PDVSA.

        PDVSA currently is undergoing a restructuring process to reduce its operating costs and to simplify its organizational structure. PDVSA also initiated an Optimal Recruiting Plan based on best practices and by key competencies such as engineering, information technology, finance and administration, to fill vacancies caused by the work stoppage.

        Despite the crisis, PDVSA has successfully recovered its operations. Today, PDVSA produces more than 3.0 million barrels, refines more than 1.0 million barrels and exports more than 2.5 million barrels of crude oil per day. In June 2003, Fitch, Inc., a nationally recognized statistical rating organization, upgraded PDVSA's credit ratings from CCC+ to B-.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEOS DE VENEZUELA, S.A.
Date: July 1, 2003	By:	/s/ AIRES BARRETO Name: Aires Barreto Title: Vice President

QuickLinks

PDVSA files Notification of Late Filings; Audited Financial Statements of PDVSA Finance for 2002 completed
SIGNATURES